SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 30, 2006

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 and 2005
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2)

_____________________________________________________________________

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

1.
       We have reviewed the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries (the “Company”) as of September 30, 2006 and 2005 and the related consolidated statements of income and cash flow for the nine-month periods then ended. These interim consolidated financial statements are the responsibility of the Company’s management. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and therefore, this report does not cover this item.

2.
       We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the consolidated financial statement taken as whole. Accordingly, we do not express such an opinion.

3.
       Based on our reviews of the interim consolidated financial statements as of September 30, 2006 and 2005, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, Chile, October 26, 2006

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as September 30,2006)

ASSETS	Notes	2006	2005	LIABILITIES	Notes	2006	2005

		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				CURRENT LIABILITIES
Cash		10,260,452	8,984,683	Short-term obligations with banks
Time deposits	(34)	9,339,772	3,209,393	and financial institutions	(15)	2,598,492	18,522,592
Marketable securities, net	(4)	16,191,313	42,891,665	Short-term portion of long-term debt	(15)	11,876,498	35,722,938
Accounts receivable, net	(5)	177,131,605	165,646,389	Commercial paper	(17 a)	2,576,842	117,045,412
Notes receivable, net	(5)	3,776,372	4,264,838	Current maturities of bonds payable	(17 b)
Other receivables	(5)	15,605,246	11,650,039	Current maturities of other long-term obligations		14,941	22,249
Accounts receivable from related companies	(6 a)	17,062,605	14,987,294	Dividends payable		1,539,324	2,229,445
Inventories, net		8,058,103	4,373,676	Trade accounts payable	(35)	86,379,751	66,763,753
Recoverable taxes		3,712,368	5,590,631	Other payables	(36)	20,267,450	41,884,524
Prepaid expenses		2,038,321	3,314,805	Accounts payable to related companies	(6 b)	31,191,834	31,018,895
Deferred taxes	(7 b)	12,725,628	12,971,877	Accruals	(18)	9,262,203	9,233,761
Other current assets	(8)	11,781,766	28,060,033	Withholdings		15,847,109	10,155,613
				Unearned income		8,762,744	6,358,306
				Other current liabilities		1,420,103	3,185,263

TOTAL CURRENT ASSETS		287,683,551	305,945,323	TOTAL CURRENT LIABILITIES		191,737,291	342,142,751

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		27,915,058	27,971,738	Long-term debt with banks and
Buildings and improvements		796,478,290	794,598,779	financial institutions	(16)	333,931,088	323,246,847
Machinery and equipment		2,758,723,152	2,725,755,433	Bonds payable	(17 b)	67,032,769	13,123,806
Other property, plant and equipment		298,904,660	256,790,812	Other accounts payable		24,406,914	18,989,675
Technical revaluation		9,500,729	9,994,097	Accruals	(18)	35,286,751	36,110,711
Accumulated depreciation		(2,646,486,314)	(2,460,437,277)	Deferred taxes	(7 b)	54,128,114	60,227,574
				Other liabilities		3,842,586	4,213,578

TOTAL PROPERTY, PLANT AND

EQUIPMENT, NET		1,245,035,575	1,354,673,582	TOTAL LONG-TERM LIABILITIES		518,628,222	455,912,191

				MINORITY INTEREST	(20)	1,203,293	1,576,126

OTHER NON-CURRENT ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	8,678,469	8,420,154	Paid-in capital		872,492,215	913,584,031
Investments in other companies		4,195	4,195	Price-level restatement of paid-in capital		21,892,706	21,926,017
Goodwill	(12)	17,034,945	19,321,734	Other reserves		(2,339,652)	(1,625,547)
Other receivables	(5)	11,894,520	15,173,914	Retained earnings		19,748,132	22,531,964
Intangibles	(13)	52,396,398	48,685,840	Net income		19,748,132	22,531,964
Accumulated amortization	(13)	(16,566,153)	(10,449,392)
Other non-current assets	(14)	17,200,707	14,272,183

TOTAL OTHER ASSETS		90,643,081	95,428,628	TOTAL SHAREHOLDERS' EQUITY		911,793,401	956,416,465

TOTAL ASSETS		1,623,362,207	1,756,047,533	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,623,362,207	1,756,047,533

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED SEPTEMBER 30, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2006)

		2006	2005
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		435,586,463	447,171,789
Operating costs		(281,178,023)	(282,808,273)

Gross profit		154,408,440	164,363,516
Administrative and selling expenses
		(92,885,040)	(95,770,950)

OPERATING INCOME		61,523,400	68,592,566

NON-OPERATING RESULTS:
Interest income		3,474,656	6,456,958
Equity in earnings of equity-method investees	(11)	1,381,971	1,191,685
Other non-operating income	(22 a)	1,286,526	2,279,831
Equity in losses of equity-method investees	(11)	(32,236)	(33,713)
Amortization of goodwill	(12)	(1,858,633)	(1,214,028)
Interest expense and other		(15,351,834)	(23,392,473)
Other non-operating expenses	(22 b)	(12,182,244)	(6,238,565)
Price-level restatement, net	(23)	2,829,515	(983,307)
Foreign currency translation, net	(24)	318,347	1,429,385

NON-OPERATING LOSS		(20,133,932)	(20,504,227)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		41,389,468	48,088,339
Income taxes	(7 c)	(21,897,328)	(25,626,137)

INCOME BEFORE MINORITY INTEREST		19,492,140	22,462,202
Minority interest	(20)	255,992	69,762

NET INCOME		19,748,132	22,531,964

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED SEPTEMBER 30, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2006)

	2006	2005
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	145,798,853	161,236,360

Net income	19,748,132	22,531,964

Sales of assets:	(544,567)

Profit on sales of property, plant and equipment (less)	(544,567)

Charges ( credits ) to income that do not represent cash flows:	172,200,612	173,413,540

Depreciation for the period	155,311,982	151,549,949
Amortization of intangibles	3,850,534	3,200,004
Provisions and write offs	14,937,711	17,217,234
Equity participation in income of equity method investees (less)	(1,381,971)	(1,191,685)
Equity participation in losses of equity method investees	32,236	33,713
Amortization of goodwill	1,858,633	1,214,028
Price-level restatement, net	(2,829,515)	983,307
Foreign currency translation, net	(318,347)	(1,429,385)
Other credits to income that do not represent cash flows (less)	(103,382)	(93,588)
Other charges to income that do not represent cash flows	842,731	1,929,963

Changes in operating assets
(Increase) decrease:	(47,732,418)	23,661,377

Trade accounts receivable	(18,391,899)	(11,616,260)
Inventories	(4,332,967)	1,277,705
Other assets	(25,007,552)	33,999,932

Changes in operating liabilities
Increase (decrease):	2,383,086	(58,300,759)

Accounts payable related to operating activities	3,835,587	(21,829,548)
Interest payable	1,585,605	523,517
Income taxes payable, net	(1,309,585)	(29,509,285)
Other accounts payable related to non-operating activities	(1,799,245)	(2,924,107)
V.A.T. and other similar taxes payable	70,724	(4,561,336)

Minority interest	(255,992)	(69,762)

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED SEPTEMBER 30, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2006)

	2006	2005
	ThCh$	ThCh$
NET CASH USED IN
FINANCING ACTIVITIES	(158,352,553)	(221,343,121)

Obligations with the public	73,668,211	35,821,885
Dividends paid	(13,619,759)	(111,289,362)
Capital distribution	(40,763,120)	-
Loans repaid	-	(35,206,551)
Repayment of obligations with the public	(176,953,060)	(110,669,093)
Other financing activities	(684,825)	-

NET CASH USED IN
INVESTING ACTIVITIES	(60,763,048)	(78,728,280)

Sales of property, plant and equipment	60,832	158,701
Acquisition of property, plant and equipment	(60,823,880)	(54,186,116)
Investments in related companies	-	(49,751)
Investments in financial instruments	-	(16,675,176)
Other investing activities	-	(7,975,938)

NET CASH FLOWS FOR THE PERIOD	(73,316,748)	(138,835,041)

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(1,025,441)	(1,274,258)

NET CHANGE IN CASH
AND CASH EQUIVALENTS	(74,342,189)	(140,109,299)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	97,643,099	166,869,110

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	23,300,910	26,759,811

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

(Translation of financial statements originally issued in Spanish — See Note 2)
Notes to the Consolidated Financial Statements

1.	Composition of Consolidated Group and Registration with the Securities Registry:

a)
Compañía de Telecomunicaciones de Chile (“Telefónica Chile,” the “Parent Company” when referred to on an individual basis or the “Company” when referred to in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

	b)	Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES			Participation
	TAXPAYER	Registration	(direct & indirect)
	No.	Number	2006	2005
			%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.18	99.16
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2.	Summary of Significant Accounting Policies:

	(a)	Accounting period: The interim consolidated financial statements correspond to the nine-month periods ended September 30, 2006 and 2005.

(b)
Basis of preparation:

These interim consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March 31 and September 30, the Company voluntarily submits these to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c)
Basis of presentation:

The interim consolidated financial statements for 2005 and their notes have been adjusted for comparison purposes by 3.7% in order to allow comparison with the 2006 interim consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2005 interim consolidated financial statements.

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation:

These interim consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (See Note 20).

Companies included in consolidation:
As of September 30, 2006, the consolidated group (“the Company”) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Ownership Percentage

TAXPAYER	Company Name		2006		2005
No.		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.18	-	99.18	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-K	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A.	-	79.99	79.99	79.99
96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A. (3)	-	-	-	99.99
96,887,420-9	Globus 120 S.A. (4)	-	-	-	99.99

1) On January 26, 2006, Telefónica Internet S.A. sold its entire ownership interest of 449,081 shares in Telefónica Multimedia Chile S.A. to Telefónica Chile for ThCh$1,624,273 (historical). On the same date, CTC Equipos y Servicios S.A. sold its entire ownership interest of 1 share to Telefónica Chile S.A. for ThCh$4. On April 19, the company Tecnonáutica S.A. changed its legal name to Telefónica Multimedia Chile S.A.

2) On January 27, 2006, Telefónica Empresas CTC Chile sold its entire ownership interest of 215,099 shares in Telefónica Internet Empresas S.A. to Telefónica Chile for ThCh $1,468,683 (historical).

On January 26, CTC Equipos y Servicios S.A. sold its entire ownership interest of 16 shares to Telefónica Chile for ThCh $132.

3)On March 1, 2006, Telefónica Chile absorbed the subsidiary CTC Equipos y Servicios de Telecomunicaciones S.A. after purchasing 1 share of that company from third parties for ThCh$11 on February 28, 2006.

4) On April 21, 2006 Telefónica Mundo S.A. changed its name to Telefónica Larga Distancia S.A. On May 1, 2006, it absorbed the subsidiary Globus 120 S.A.

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of September 30, 2006 and 2005, for initial balances, is 2.5% and 2.4%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales and UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2006	537.03	680.99	247.54	18,401.15

2005	529.20	636.13	237.29	17,717.56

Foreign currency translation differences resulting from the application of this Standard are credited or charged to income for the period.

(g) Time deposits:

Time deposits are carried at cost plus adjustments, where applicable, and accrued interest up to period end.

(h) Marketable securities:

Fixed-income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end using the real rate of interest determined as of the date of purchase, or at their market value, whichever is less.

(i) Inventories:

Equipment held for sale is carried at price-level restated acquisition or development cost or market value, whichever is less.

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, depending on the aging of such accounts. The allowance for debts exceeding 120 days, or 180 days in the case of large customers (corporations), is for 100% of the amount receivable.

2. Summary of Significant Accounting Policies, continued:

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.35% .

(m) Leased assets:

Leased assets with a purchase option and whose contracts meet the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, by recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until it exercises the purchase option they cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(ñ) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(o) Goodwill:

Corresponds to the valuation differences that are created when adjusting the cost of the investments, by adopting the equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment (See Note 12).

2. Summary of Significant Accounting Policies, continued:

(p) Transactions with repurchase agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (See Note 8).

(q) Obligations with the public:

•  Bonds payable are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (See Notes 8 and 14).

•  Commercial paper is presented in liabilities at its placement value, plus accrued interest (See Note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(r) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and its modifications issued by the Chilean Association of Accountants and as established by SVS Circular No.1,466 dated January 27, 2000.

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 6%, considering estimates such as the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see Note 19).

Costs for past services of the employees produced by changes in the actuarial bases are deferred and amortized over the employees’ average future years of service.

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the period. These amounts are recorded under Trade Accounts Receivable.

2. Summary of Significant Accounting Policies, continued:

(u) Foreign currency forwards:

The Company has entered into foreign currency investment and hedging futures. The latter have been purchased to cover the foreign exchange variations for the Company’s current foreign currency obligations.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (See Note 27).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and classified under Other property, plant and equipment.

(x) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance in this account is credited (or charged) to income in the same period in which the net income or loss on the total or partial disposal of these investments is recognized.

(y) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all cash flows not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

(z) Correspondents:

The Company currently has agreements with foreign correspondents, which set the conditions that regulate international traffic. The correspondents are charged or paid according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis; the costs and income for the period are recognized on an accrual basis, and the net balances receivable and payable of each correspondent are recorded under “Trade Accounts Receivable” or “Accounts Payable”, as applicable.

3. Accounting Changes:

a) Accounting changes

During the periods covered in these interim consolidated financial statements, there have been no changes to the accounting principles used.

b) Change in estimate

i) Changes in actuarial hypotheses discount rate

During the first quarter of 2006 an evaluation was performed of the market interest rate used to calculate the current value of staff severance indemnities. After completing this analysis, the Company decided to reduce the discount rate from 7% to 6%. As a result of these modifications, the Company recorded deferred tax assets of ThCh$ 2,797,402 (historical) in 2006, which will be amortized over the future years of service of the employees that qualify for this benefit.

ii) Change in estimate of international traffic

During 2005 we surveyed the correspondents’ process, in order to implement an automated system to measure, valuate and determine international traffic provisions. This work allowed us to optimize information regarding values pending billing or payment for the concept of international traffic.

This new methodology generated a change in the estimate of provisions and purging of real net balances of accounts receivable and payable to correspondents, which altogether resulted in adjustments to these accounts of ThCh$8,960,168 (historical) during the third quarter of 2005.

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2006 ThCh$	2005 ThCh$

Publicly-offered promissory notes	16,191,313	42,891,665

Total	16,191,313	42,891,665

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value		Market	Provision

Instrument			Value	Amount	Rate	Value
	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	Dec-04	Sep-07	2,685,150	2,688,962	5%	2,688,962	(32,123)
BCD0500907	Ago-05	Sep-07	1,879,605	1,882,274	5%	1,882,274	(11,878)
BCD0500907	Sep-05	Sep-07	2,148,120	2,151,170	5%	2,151,170	(21,304)
BCD0500907	Sep-05	Sep-07	2,685,150	2,688,962	5%	2,688,962	(26,400)
BCD0500907	Sep-05	Sep-07	2,685,150	2,688,962	5%	2,688,962	(25,306)
BCD0500907	Sep-05	Sep-07	537,030	537,792	5%	537,792	(5,066)
BCD0500907	Sep-05	Sep-07	537,030	537,792	5%	537,792	(4,867)
BCD0500907	Sep-05	Sep-07	1,074,060	1,075,585	5%	1,075,585	(9,642)
Sub-Total			14,231,295	14,251,499		14,251,499	(136,586)

BCU500909	Nov-05	Sep-09	1,840,115	1,940,637	5%	1,940,637	-
Sub-Total			1,840,115	1,939,814		1,940,637	-

Total			16,071,410	16,191,313		16,192,136	(136,586)

5. Current and Long-Term Receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2006	2005	2006	2005	2006	2006		2005		2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	236,568,839	218,432,656	6,246,960	7,899,002	242,815,799	177,131,605	100,0	165,646,389	100,0	-	972,896
Fixed telephony service	193,013,713	166,889,523	3,802,509	2,727,181	196,816,222	140,900,299	74.03	122,592,494	72.54	-	972,896
Long distance	22,025,842	30,556,457	-	-	22,025,842	15,086,447	12.43	20,895,633	13.32	-	-
Corporate communications	18,286,438	17,023,859	2,444,451	4,960,803	20,730,889	19,199,184	11.70	18,882,599	12.04	-	-
Other	3,242,846	3,962,817	-	211,018	3,242,846	1,945,676	1.84	3,275,663	2.09	-	-
Allowance for doubtful accounts	(63,782,939)	(58,752,215)	(1,901,255)	(1,933,054)	(65,684,194)	-		-		-	-
Notes receivable	8,539,552	12,820,534	125,096	234,070	8,664,648	3,776,372		4,264,838		-	-
Allowance for doubtful notes	(4,888,276)	(8,789,766)	-	-	(4,888,276)	-		-		-	-
Miscellaneous accounts receivable	11,004,672	8,776,468	4,600,574	2,873,571	15,605,246	15,605,246		11,650,039		11,894,520	14,201,018
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

						Long-term receivables				11,894,520	15,173,914

6. Balances and Transactions with Related Entities:

a) Receivables from related parties are as follows:

		Short-term		Long-term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

96,942,730-3	Telefónica Mobile Solutions Chile S.A.	122,698	-	-	-
87,845,500-2	Telefónica Móviles Chile Distribución S.A.	644,523	160,746	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	60,465	-	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	477,359	-	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	63,790	-	-	-
96,834,230-4	Terra Networks Chile S.A.	3,754,677	1,443,650	-	-
96,895,220-k	Atento Chile S.A.	644,976	376,046	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	582,840	102,765	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	5,829,707	7,256,838	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	5,607	6,133	-	-
79,919,680-8	Administradora de Créditos Comerciales S.A.	-	1,358,243	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	49,603	-	-	-
Foreign	Telefónica España	510,110	700,012	-	-
Foreign	Telefónica Sao Paulo	36,934	-	-	-
Foreign	Tiws U.S.A.	58,715	-	-	-
Foreign	Telefónica LD Puerto Rico	212,383	-	-	-
Foreign	Telefónica Data Usa Inc.	9,600	21,362	-	-
Foreign	Telefónica Data España	124,808	270,133	-	-
Foreign	Telefónica Argentina	1,646,977	1,529,826	-	-
Foreign	Telefónica Soluciones de Informática España S.A.	1,522,632	1,387,705	-	-
Foreign	Telefónica Whole Sale International Services	429,352	362,218	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,202	11,617	-	-
Foreign	Telefónica Perú	263,647	-	-	-

	Total	17,062,605	14,987,294	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payables to related parties are as follows:

		Short-term		Long-term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

96,527,390-5	Telefónica Internacional Chile S.A.	912,824	143,313	-	-
96,834,230-4	Terra Networks Chile S.A.	1,598,716	4,588,559	-	-
96,895,220-k	Atento Chile S.A.	2,280,354	4,855,286	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	3,227,361	351,371	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	13,030,514	14,660,074	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	3,603,432	4,633,690	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	3,437,405	-	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	530,089	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España S.A.	8,598	-	-	-
Foreign	Telefónica Argentina	114,155	-	-	-
Foreign	Telefónica España	1,809	-	-	-
Foreign	Telefónica Perú	16,088	54,602	-	-
Foreign	Telefónica Guatemala	15,330	76,585	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	21,258	54,957	-	-
Foreign	Telefónica Whole Sale International Services	180,185	613,109	-	-
Foreign	Telefónica Puerto Rico	7,962	7,459	-	-
Foreign	Telefónica Investigación y Desarrollo	-	976,394	-	-
Foreign	Telecomunicaciones de Sao Paulo S.A.	63,839	3,496	-	-
Foreign	Terra Networks Inc	2,141,915	-	-	-

	Total	31,191,834	31,018,895	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under normal market conditions.

6. Balances and Transactions with Related Companies, continued:

c) Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2005 ThCh$		2004 ThCh$

Telefónica España	Foreign	Related to parent company	Sales Purchases Other non-perating income Other non-operating expenses	477,153 (214,023) 3,515 (3,755)	477,153 (214,023) 3,515 (3,755)	739,961 (173,175) - -	739,961 (173,175) - -

Telefonica Data Usa Inc.	Foreign	Related to parent company	Sales Financial income	8,080 -	8,080 -	4,434 1,117,155	4,434 1,117,155

Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	Purchases	(435,852)	(435,852)	(435,558)	(435,558)

Terra Networks Chile S.A.	96,834,230-4	Related company	Sales Purchases	5,486,411 (477,268)	5,486,411 (477,268)	4,032,743 (714,971)	4,032,743 (714,971)

Atento Chile S.A.	96,895,220-k	Related company	Sales Purchases	952,877 (11,597,690)	952,877 (11,597,690)	1,422,003 (12,593,445)	1,422,003 (12,593,445)

Telefónica Argentina	Foreign	Related to parent company	Sales Purchases	1,333,432 (816,119)	1,333,432 (816,119)	794,019 (637,335)	794,019 (637,335)

Telecomunicaciones de Sao Paulo	Foreign	Related to parent company	Sales Purchases	100,943 (97,231)	100,943 (97,231)	121,155 (145,072)	121,155 (145,072)

Telefónica Guatemala	Foreign	Related to parent company	Sales Purchases	6,795 (33,287)	6,795 (33,287)	- -	- -

Telefónica del Perú	Foreign	Related to parent company	Sales Purchases	657,967 (477,501)	657,967 (477,501)	370,720 (421,403)	370,720 (421,403)

Telefónica LD Puerto Rico	Foreign	Related to parent company	Sales Purchases	7,367 (12,710)	7,367 (12,710)	8,571 (12,061)	8,571 (12,061)

Telefónica El Salvador	Foreign	Related to parent company	Sales Purchases	3,809 (22,767)	3,809 (22,767)	3,694 (20,687)	3,694 (20,687)

Telefónica Móvil de Chile S.A.	96,786,140-5	Related to parent company	Sales Purchases Other non-operating income	9,971,028 (28,743,074) 3,770	9,971,028 (28,743,074) 3,770	10,046,525 (35,693,164) -	10,046,525 (35,693,164) -

Telefónica Moviles Chile Larga Distancia S.A.	96,672,160-k	Related to parent company	Sales Purchases	246,145 (4,581,798)	246,145 (4,581,798)	1,214,264 (9,647,093)	1,214,264 (9,647,093)

Telefónica WholeSale International Services España	Foreign	Related to parent company	Sales Purchases	- -	- -	221,185 (1,896,172)	221,185 (1,896,172)

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related to parent company	Sales Purchases	6,016 -	6,016 -	498,551 (29,029)	498,551 (29,029)

Atento Guatemala	Foreign	Related to parent company	Sales Purchases	- -	- -	6,396 (24,199)	6,396 (24,199)

Telefónica Wholesale Internacional Services Uruguay	Foreign	Related to parent company	Purchases	(840,805)	(840,805)	(838,260)	(838,260)

Telefónica Gestión de Serv.Compartidos España S.A.	Foreign	Related to parent company	Purchases Other non-operating income	(8,624) 137	(8,624) 137	- -	- -

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related to parent company	Sales Purchases	104,671 (28,188)	104,671 (28,188)	7,758 -	7,758 -

Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Related to parent company	Sales	-	-	60,915	60,915

Telefónica Moviles Soluciones y Aplicaciones S.A.	96,990,810-7	Related to parent company	Sales	65,369	65,369	-	-

Terra Networks Inc.	Foreign	Related to parent company	Sales	83	83	-	-

Telefónica Internacional Wholesale Services Chile S.A.	96,910,730-9	Related to parent company	Sales Purchases Expenses	1,364,458 (350,411) (2,592,581)	1,364,458 (350,411) (2,592,581)	775,394 - -	775,394 - -

 The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are both short and long-term, denominated in US  dollars and accrue interest at a variable rate adjusted to market rates (US$ + Market Spread).
In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case varies based on the related transaction.

7. Current and Deferred Income Taxes:

a) General information:

As of September 30, 2006 and 2005, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$111,327,512 and ThCh$82,549,712, respectively.

In addition, as of September 30, 2006 and 2005, a provision for first category income tax in subsidiaries was recorded for ThCh$33,487,044 and ThCh$26,791,812, respectively.

As of September 30, 2006 and 2005, accumulated tax losses of subsidiaries amount to ThCh$6,651,982 and ThCh$8,200,912 respectively.

The companies in the group with positive retained taxable earnings and their associated credits are as follows:

Subsidiaries	Retained	Retained	Retained	Retained	Retained	Amount
	Taxable	Taxable	Taxable	Taxable	Taxable	of
	Earnings	Earnings	Earnings	Earnings	Earnings	credit
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,183,566	827,286	4,968,536	52,908,844	3,687,262	12,361,453
Telefónica Empresas CTC Chile S.A.	103	-	1,727,946	34,232,282	2,061,037	7,352,889
Telefónica Chile S.A.	-	-	-	72,653,563	18,474,574	14,880,830
Telefónica Internet Empresas S.A.	-	-	-	1,760,566	-	360,597

Total	2,183,669	827,286	6,696,482	161,555,255	24,222,873	34,955,769

7. Current and Deferred Income Taxes, continued:

b) Deferred taxes:

As of September 30, 2006 and 2005 the accumulated balances of temporary differences that originated net deferred tax liabilities in the amount of ThCh$(41,402,486) and ThCh$(47,255,696), are as follows:

Description		2006				2005

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	11,077,725	-	-	-	9,715,397	-		-
Vacation provision	720,252	-	-	-	2,132,938	-	-	-
Tax benefits for tax losses	-	1,130,837	-	-	24,340	1,369,815	-	-
Staff severance indemnities	828	4,897	-	4,879,963	-	-	-	6,328,217
Leased assets and liabilities	-	20,653	-	202,649	-	62,429	-	125,538
Property, plant and equipment	-	679,594	-	150,980,679	9,145	4,145,101	-	171,579,733
Provision for staff severance indemnities	-	-	-	-	-	-	-	-
Difference in amount of capitalized staff severance	-	506,812	355	-	-	593,855	-	-
Software	-	-	-	-	-	-	-	2,855,221
Deferred charge on sale of assets	-	-	-	347,961	-	-	-	1,328,627
Development software	-	-	-	2,215,699	-	-	-	-
Collective negotiation bonus	-	-	-	82,888	-	-	-	43,005
Other	985,869	231,696	58,691	4,105,412	1,100,338	294,280	10,281	4,435,145

Sub-Total	12,784,674	2,574,489	59,046	162,815,251	12,982,158	6,465,480	10,281	186,695,486

Complementary accounts net of accumulated amortization	-	(854,751)	-	(106,967,399)	-	(3,841,509)	-	(123,843,942)

Sub-Total	12,784,674	1,719,738	59,046	55,847,852	12,982,158	2,623,971	10,281	62,851,544

Tax reclassification	(59,046)	(1,719,738)	(59,046)	(1,719,738)	(10,281)	(2,623,971)	(10,281)	(2,623,971)

Total	12,725,628	-	-	54,128,114	12,971,877	-	-	60,227,573

7. Current and Deferred Income Taxes, continued:

c) Income tax detail:

The Company’s income tax expense for the period is based on the entries in the table below:

Description	2006	2005
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	24,618,475	18,588,059
Current tax expense (article 21 single tax at 35%)	27,878	45,133
Common tax expense (first category (corporate) single income tax)	-	347,708
Tax expense adjustment (previous period)	(337,697)	90,181

Income tax subtotal	24,308,656	19,071,081

- Current period deferred taxes	(12,813,591)	(3,459,081)
- Tax benefits from tax loss carry forwards	-	(448,437)
- Effect of amortization of complementary accounts for deferred assets and liabilities	10,402,263	10,462,574

Deferred tax subtotal	(2,411,328)	6,555,056

Total expense tax	21,897,328	25,626,137

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	3,700,686	14,003,284
Deferred union contract bonus (1)	827,211	1,845,152
Deferred exchange insurance premiums	-	202,788
Telephone directories for connection program	3,262,574	4,239,097
Deferred higher bond discount rate (note 25)	232,295	56,694
Deferred disbursements for placement of bonds (note 25)	129,687	419,905
Commercial paper issuance costs (note 25)	17,155	225,895
Deferred disbursements for foreign financing proceeds (2)	468,575	619,048
Exchange difference insurance receivable	802,550	4,520,561
Deferred staff severance indemnities charges (3)	1,210,332	1,056,509
Dispensable property	121,420	-
Other	1,009,281	871,100

Total	11,781,766	28,060,033

(1)
Between May and September 2006, the Company negotiated a collective agreement for 38 and 48 months with part of its employees, granting them, among other benefits, a negotiation bonus. This bonus was paid in July, August and September 2006. The total benefit amounted to ThCh $ 2,756,430 (historical), and is deferred using the straight-line method during the term of the collective agreement. The long-term portion is presented under Others (in Other Assets) (Note 14).

(2)
This amount corresponds to the cost (net of amortization) ofthe mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is presented under Others (in Other Assets) (Note 14).

(3)
Corresponds to the short-term portion to be amortized due to changes in the actuarial hypotheses and for the concept of loans to employees. The long-term portion is presented under Other (in Other Assets) (Note 14).

9.- Information Regarding Sales Commitment Transactions (Agreements):

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value

	Inception	End		currency	value ThCh$		ThCh$	Identification	ThCh$

CRV	September 28, 2006	October 04, 2006	BANCO DE CREDITO E	USD	1,200,000	0.43%	1,201,032	BCP0800407	1,200,344
			INVERSIONES
CRV	September 29, 2006	October 12, 2006	BANCO DEL ESTADO DE	USD	1,077,390	0.43%	1,079,398	BCD0500907	1,077,545
			CHILE
CRV	September 29, 2006	October 12, 2006	BANCO DEL ESTADO DE	USD	422,610	0.43%	423,397	CERO010310	422,670
			CHILE
CRV	September 29, 2006	October 11, 2006	BANCO SANTANDER	USD	1,000,000	0.38%	1,001,520	BCD0500108	1,000,127
			SANTIAGO

			Total		3,700,000		3,705,347		3,700,686

10. Property, Plant and Equipment:

The detail of property, plant and equipment is as follows:

	2006			2005

Description	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,915,058	-	27,971,738
Building and improvements	354,612,472	796,478,290	259,734,545	794,598,779
Machinery and equipment	2,110,067,519	2,758,723,152	2,032,642,948	2,725,755,433
Central office telephone equipment	1,291,505,642	1,558,258,972	1,212,483,233	1,552,890,561
External plant	609,853,040	928,600,040	639,264,454	931,366,172
Subscribers’ equipment	172,381,849	234,791,173	143,901,888	203,288,446
General equipment	36,326,988	37,072,967	36,993,373	38,210,254

Other Property, Plant and Equipment	170,923,236	298,904,660	156,828,109	256,790,812
Office furniture and equipment	91,899,192	112,422,738	82,050,035	110,446,867
Projects, work in progress and materials (2)	-	93,951,341	-	48,659,591
Leased assets (1)	62,897	504,997	59,692	488,345
Property, plant and equipment temporarily out of service	7,031,951	7,031,951	10,770,745	12,098,082
Software	70,959,489	83,817,719	63,031,366	83,933,147
Other	969,707	1,175,914	916,271	1,164,780

Technical revaluation Circular 550	10,883,087	9,500,729	11,231,675	9,994,097

Total	2,646,486,314	3,891,521,889	2,460,437,277	3,815,110,859

(1) Leased assets have a gross value of ThCh$504,997 and ThCh$488,345 for the concept of buildings for 2006 and 2005, respectively, with accumulated depreciation of ThCh$62,897 and ThCh$59,692 for 2006 and 2005, respectively.

(2) Until December 31, 2002, works in progress included capitalization of the related borrowing costs, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, and therefore, the gross property, plant and equipment balance includes interest of ThCh$198,250,122. Accumulated depreciation for this interest amounts to ThCh$136,400,074 and ThCh$124,111,139 for 2006 and 2005, respectively.

A depreciation charge for the period amounting to ThCh$148,020,564 and ThCh$145,920,331 for 2006 and 2005, respectively, was recorded as an operating cost, and a depreciation charge of ThCh$8,942,671 for 2006 and ThCh$5,286,815 for 2005 as an administrative and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$879,772 and ThCh$2,211,169 in 2006 and 2005, which is classified under “Other Non-operating Expenses” (note 22b).

The detail by item of the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
Description			equipment	equipment
			2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(519,218)	-	(519,218)	(519,216)
Building and improvements	(827,840)	(4,154,739)	(4,982,579)	(4,982,320)
Machinery and equipment	(35,300)	15,037,826	15,002,526	15,495,633

Total	(1,382,358)	10,883,087	9,500,729	9,994,097

Depreciation of the technical reappraisal surplus for the period of ThCh$(49,784) and ThCh$(16,440) for 2006 and 2005, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,298,796,680 in 2006 and ThCh$1,076,978,124 in 2005, which include ThCh$12,923,489 and ThCh$12,541,805, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in Related Companies:

The detail of investments in related companies is as follows:

					Percentage
			Currency		participation		Equity of the companies

		Country of	controlling	Number of
Taxp. No.	Company	origin	the	shares	2006	2005	2006	2005
			investment
					%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	Brazil	Dollar	48,950,000	2.61	2.61	152.596.730	154.299.653
96,895,220-K	Atento Chile S.A. (3)	Chile	Pesos	3,049,998	28.84	28.84	16.281.879	15.232.075
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	Chile	Pesos	-	-	20.00	-	12.539

		Net income (loss)		Equity in income				Investment
Taxp. No.	Company	of the companies		(loss) of the		Investment value		book value
				investment

		2006	2005	2006	2005	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	(1,235,113)	2,497,305	(32,236)	65,179	3,982,775	4,027,220	3,982,775	4,027,220
96,895,220-K	Atento Chile S.A. (3)	4,791,856	3,906,050	1,381,971	1,126,506	4,695,694	4,392,934	4,695,694	4,392,934
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	-	(168,566)	-	(33,713)	-	-	-	-

	Total					8,678,469	8,420,154	8,678,469	8,820,154

(1) The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph N° 4 of Circular N° 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular N° 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular, its parent company, Telefónica España, has direct and indirect participation exceeding 20% ownership of the capital stock of that company.

(2) The Extraordinary Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005, the Chilean Internal Revenue Service authorized the closing of this company.

(3) The equity value as of September 30, 2006 and 2005 was recognized on the basis of the interim financial statements which did not undergo a limited review.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments. The Company intends to reinvest net income from foreign investments on a permanent basis; therefore, there is no potentially remittable net income.

12. Goodwill:

The detail of goodwill is as follows:

			2006		2005
Taxpayer No.	Company	Year	Amount	Balance of	Amount	Balance of
			amortized	Goodwill	amortized	Goodwill
			in the period		in the period
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	142,991	2,405,191	142,991	2,596,370
96,551,670-0	Telefónica Larga Distancia S.A.	1998	882,201	14,219,867	882,201	15,399,366
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	761,341	-	116,736	819,713
96,834,320-3	Telefónica Internet Empresas S.A.(2)	1999	72,100	409,887	72,100	506,285

	Total		1,858,633	17,034,945	1,214,028	19,321,734

(1) As indicated in Note 2d) No. 1 as a product of the sale made on January 26, 2006, the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Telefónica Multimedia Chile S.A. to Telefónica Chile S.A. This sale was made at book value, not considering goodwill in the price, which required the extraordinary recognition of the total balance of goodwill as of that date.

(2) On January 27, 2006 Telefónica Empresas CTC Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile S.A. for ThCh$1,468,683.

On January 26, CTC Equipos y Servicios de Telecomunicaciones sold its entire ownership interest of 16 shares to Telefónica Chile S.A. for ThCh$132.

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

13. Intangibles:

The detail of intangibles is as follows:

Description	2006	2005
	ThCh$	ThCh$

Underwater cable rights (gross)	37,965,919	36,890,870
Accumulated amortization, previous period	(7,552,764)	(5,273,768)
Amortization for the period	(1,336,856)	(1,331,637)
Licenses (Software) (gross)	14,430,479	11,794,970
Accumulated amortization, previous periods	(5,162,855)	(1,975,621)
Amortization for the period	(2,513,678)	(1,868,366)

Total Net Intangibles	35,830,245	38,236,448

14. Other Non-current Assets:

The detail of other non-current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (see note 8(2)) (1)	806,320	1,132,793
Deferred union contract bonus (see note 8(1))	1,656,577	90,183
Bond issue expenses (see note 25)	723,039	28,947
Bond discount (see note 25)	1,181,554	193,067
Securities deposits	118,973	141,098
Deferred charge due to change in actuarial estimations (see note 8(3)) (2)	8,223,494	7,696,031
Deferred staff severance indemnities (3)	4,305,721	4,955,140
Other	185,029	34,924

Total	17,200,707	14,272,183

(1) This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) In light of the new contractual conditions derived from the organizational changes experienced by the Company, a series of studies has allowed for, beginning in 2004, modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as mortality of employees and future salary increases and includes the rate change mentioned in Note 3 b i) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is presented under Other Current Assets (Note 8)

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average remaining future years of service for the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted. The short-term portion is presented under Other Current Assets (Note 8)

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees eligible for the benefit. The loan is presented under Other Long-Term Receivables.

15. Short-Term Obligations with Banks and Financial Institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

Taxp.No.	Bank or financial institution	US$		U.F.		TOTAL

		2006	2005	2006	2005	2006	2005

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO (4)	-	-	970,411	597,924	970,411	597,924
Foreign	CALYON NEW YORK BRANCH AND
	OTHERS	155,722	105,367	-	-	155,722	105,367
97,008,000-7	CITIBANK (2)	671,377	487,505	-	-	671,377	487,505
Foreign	BBVA BANCOMER AND OTHERS (3)	800,982	-	-	-	800,982	-
Foreign	ABN AMRO BANK	-	17,331,796	-	-	-	17,331,796

	Total	1,628,081	17,924,668	970,411	597,924	2,598,492	18,522,592

	Outstanding principal	-	16,463,598	-	-	-	16,463,598

	Average annual interest rate	5.76%	4.67%	3.16%	1.95%	5.25%	4.58%

Percentage of obligations in foreign currency       :       62.65 % for 2006       and       96.77 % for 2005
Percentage of obligations in local currency          :       37.35 % for 2006        and       3.23 % for 2005

16. Long-Term Obligations with Banks and Financial Institutions

Long-term obligations with banks and financial institutions:

Taxp.No.	Bank or financial institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of June 30,2006	Average annual interest rate %	Long-term portion as of June 30,2005

			1 to 2	2 to 3	3 to 5

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH AND	US$
	OTHERS (1)		-	107,406,000	-	107,406,000	Libor + 0.35%	109,757,322
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	80,554,500	80,554,500	Libor + 0.334%	-
97,008,000-7	BANCO CITIBANK (2)	US$	80,554,500	-	-	80,554,500	Libor + 0.31%	82,317,990
Foreign	ABN AMRO BANK	US$	-	-	-	-	-	65,854,392

	SUBTOTAL		80,554,500	107,406,000	80,554,500	268,515,000	5.76%	257,929,704

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	-	65,416,088	65,416,088	Tab	65,317,143
							360+0.45%

	SUBTOTAL				65,416,088	65,416,088	3.16%	65,317,143

	TOTAL		80,554,500	107,406,000	145,970,588	333,931,088	5.25%	323,246,847

Percentage of obligations in foreign currency       :       80.41 % for 2006        and       79.79 % for 2005
Percentage of obligations in local currency          :        19.59 % for 2006        and       20.21 % for 2005

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, which was the Bilbao Viscaya Argentaria Bank.
(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, which was the ABN Amro Bank.
(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 20011, in addition to changing the agent bank, which was the ABN Amro Bank.
(4) In April, the Company renegotiated this loan, extending its maturity due from April 2010 and reducing the interest rate to TAB 360 + 0.45% .

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12, 2004, Telefónica Chile registered two commercial paper lines in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to the line may not exceed that amount. The term of each line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On January 18, 2005, a Series E placement of the same type of instrument was made for ThCh$12,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On April 27, 2005, a Series F placement of the same type of instrument was made for ThCh$23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$12,000,000. The placement agent was Inversiones Boston Corredores de Bolsa.

On July 11, 2006, the Company placed a fourth issuance of its line of Commercial Paper with a charge to line No. 015. This issuance was performed in three series (J1 - J2 - J3) for a total of ThCh$7,000,000, maturing as of September 27, 2006. The placement rate for all the series was 0.44% monthly. On this occasion, the placing agent was Inversiones Boston.

The details of these transactions are described below:

Registration or identification number of the instrument		Current	Bond		Final Maturity
		nominal	readjustment unit	Interest		Book value		Placement

	Series	amount		rate				in Chile or
		placed		%		2006	2005	abroad
		ThCh$	ThCh$			ThCh$	ThCh$

Short-term
commercial paper
005	E	12,000,000	Ch$ non-adjustable	0.3100	Oct 13, 2005	-	12,427,874	Chile

005	F	23,000,000	Ch$ non-adjustable	0.4100	Oct 13, 2005	-	23,295,064	Chile

015	I	12,000,000	Ch$ non-adjustable	0.4800	Dec 06, 2006	11,876,498	-	Chile

				Total		11,876,498	35,722,938

17. Obligations with the Public, continued:

b) Bonds

The detail of obligations with the public for bond issues, classified as short and long-term, is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Frequency		Par value		Placement in Chile or abroad

						Interest payment	Amortizations	2006 ThCh$	2005 ThCh$

				%
Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	1,676,676	1,710,317	Chile
281,20,12,01	L (1)	-	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	900,166	-	Chile

Issued in New York	Yankee Bonds	-	US$	7.625	Jul, 2006	Semi-annual	Maturity	-	27,665,417	Abroad
Issued in New York	Yankee Bonds	-	US$	8.375	Jan, 2006	Semi-annual	Maturity	-	87,669,678	Abroad

							Total	2.576.842	117,045,412

Long-term bonds
143,27,06,91	F	642,857	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	11,829,319	13,123,806	Chile
281,20,12,01	L (1)	3,000,000	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	55,203,450	-	Chile

							Total	67,032,769	13,123,806

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 (equivalent to US$102.1 million) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012 at an annual interest rate of UF + 3.75% . Interest is paid biannually. There is a redemption option as of October 25, 2007.

18. Provisions and Write-offs:

         The detail of provisions and write-offs shown in liabilities is as follows:

	2006	2005
Short-term	ThCh$	ThCh$

Staff severance indemnities	431,550	381,067
Provision for employee vacations	4,305,778	4,010,454
Goal achievement incentive	4,584,149	4,979,090
Other employee benefits (1)	1,985,708	2,667,622
Employee benefit advances	(2,044,982)	(2,804,472)

Sub-Total	9,262,203	9,233,761

Long-term	2006	2005
	ThCh$	ThCh$

Staff severance indemnities	35,286,751	36,110,711

Total	44,584,954	45,344,472

(1) Includes provisions for the Independence Day bonus, Christmas bonus, bonus guaranteed under the current union contract, and miscellaneous.

         During the periods ended September 30, 2006 and 2005, there were bad debt write-offs of ThCh$4,012,339 and ThCh$33,478,235, respectively, which were charged against the related allowance for doubtful accounts.

19. Staff Severance Indemnities:

         The detail of the charge to income for staff severance indemnities is as follows:

	2006	2005
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	3,086,450	3,487,910
Other non-operating expenses	9,249,217	-

Total	12,335,667	3,487,910

Payments and other changes in the period (1)	(3,091,601)	2,285,204

20. Minority Interest:

         Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail for 2006 and 2005 is as follows:

	Percentage		Participation		Participation
	Minority		in equity		in net income (loss)
	Interest
Subsidiaries
	2006	2005	2006	2005	2006	2005
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	6,835	239,301	(42,715)	(20,190)
Telefónica Larga Distancia S.A.	0.82	0.84	1,231,521	1,140,206	98,469	1,548
Fundación Telefónica	50.00	50.00	(35,079)	196,581	(311,748)	(51,124)
Telefónica Gestión Servicios Compartidos de Chile	0.001	-	16	-	2	-
S.A.
CTC Equipos y Servicios de Telecomunicaciones S.A.	-	0.0001	-	38	-	4

		Total	1,203,293	1,576,126	(255,992)	(69,762)

21. Shareholders’ Equity

During the periods 2006 and 2005, changes in shareholders’ equity accounts are as follows:

	Paid-in capital	Price-level restatement of paid-in capital	Other reserves	Retained earnings	Net income	Interim dividend	Total Shareholders’ equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2006

Balances as of December 31, 2005	912,692,729	-	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 net income to retained earnings	-	-	-	25,183,320	(25,183,320)	-	-
Capital decrease	(40,200,514)	-	-	-		-	(40,200,514)
Absorption of interim dividend	-	-	-	(10,528,728)		10,528,728	-
Final dividend 2005	-	-	-	(14,654,592)		-	(14,654,592)
Cumulative translation adjustment	-	-	134,548	-	-	-	134,548
Price-level restatement, net	-	21,892,706	(43,781)	-	-	21,058	21,869,983
Other reserves	-	-	(679,178)	-	-	-	(679,178)
Net income	-	-	-	-	19,748,132	-	19,748,132

Balances as of September 30, 2006	872,492,215	21,892,706	(2,339,652)	-	19,748,132	-	911,793,401

2005

Balances as of December 31, 2004	880,977,537	-	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 income to retained earnings	-	-	-	311,628,674	(311,628,674)	-	-
Absorption of interim dividend	-	-	-	(255,303,899)	-	255,303,899	-
Final dividend 2004	-	-	-	(56,324,775)	-	-	(56,324,775)
Interim dividend	-	-	-	(48,806,351)	-	-	(48,806,351)
Cumulative translation adjustment	-	-	(300,175)	-	-	-	(300,175)
Price-level restatement, net	-	21,143,461	(29,704)	-	-	-	21,113,757
Net income	-	-	-	-	21,727,781	-	21,727,781

Balances as of September 30, 2005	880,977,537	21,143,461	(1,567,530)	-	21,727,781	-	922,281,249

Restated balances as of September 30, 2006	913,584,031	21,926,017	(1,625,547)	-	22,531,964	-	956,416,465

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of September 30, 2006 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed	No. of paid shares	No. of shares with
	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	796,686,600	796,686,600
B	75,805,615	75,805,615

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the distribution of shareholders by their ownership percentage in the Company as of September 30, 2006 is as follows:

	Percentage of Total	Number of
Type of shareholder	holdings	shareholders
	%

10% holding or more	55.35	2
Less than 10% holding:	43.89	1,606
Investment equal to or exceeding UF 200
Investment under UF 200	0.76	11,112

Total	100.00	12,720

Company controller	44.90	1

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders’ Meeting by unanimous vote, when there is net income at least 30% must be distributed in dividends.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the period:

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share with a charge to net income for 2004 of ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$ 50.99095 per share, with a charge to retained earnings as of December 2004 of ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 net income equivalent to ThCh$ 10,528,728.

On April 20, 2006, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 171) of Ch$15.31 per share with a charge to net income for 2005 of ThCh$14,654,592. The dividend was paid on June 22, 2006.

In addition, the shareholders approved the modification of the Company’s bylaws to decrease capital by ThCh$40,200,514, in order to distribute additional cash to the shareholders in 2006. Capital distribution No. 1 was equivalent to Ch$42 per share and Ch$168 per ADR.

(d) Other reserves:

Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the foreign currency translation adjustment, as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount

		December 31,	Price-level restatement ThCh$	Net
	Company	2005		Movement	Balance as of
					September 30, 2006
		ThCh$		ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	-	-	(679,178)	(679,178)
Foreign	TBS Celular Participación S.A.	(1,751,241)	(43,781)	134,548	(1,660,474)

	Total	(1,751,241)	(43,781)	(544,630)	(2,339,652)

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2006	2005
	ThCh$	ThCh$

Administrative services	172,495	-
Fines levied on suppliers and indemnities	125,860	24,448
Proceeds from sale of used equipment	544,567	1,022,359
Real estate rental	340,222	263,183
Net income on the sale of Intelsat shares	-	648,979
Other	103,382	320,862

Total	1,286,526	2,279,831

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2006	2005
	ThCh$	ThCh$

Lawsuit and other provisions	1,125,332	1,090,022
Depreciation and retirement of out-of-service property, plant and equipment (1)	879,772	2,211,169
Retirement of property, plant and equipment that is out of service	666,989	1,105,937
Non-recovered VAT credit	-	1,007,411
Lower market value provision	26,213	90,954
Restructuring costs (2)	9,334,410	-
Other	149,528	733,072

Total	12,182,244	6,238,565

(1) As of June 2006, this item is composed mainly of depreciation of telephone equipment maintained in stock for replacements.
(2) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.

23. Price-Level Restatement:

The detail of price-level restatement is as follows:

Assets (Charges)/ Credits	Indexation	2006	2005
		ThCh$	ThCh$

Inventory	C.P.I.	25,622	64,712
Prepaid expenses	C.P.I.	(1,255)	4,757
Prepaid expenses	U.F.	26,843	(9,824)
Other current assets	C.P.I.	151,404	(28,528)
Other current assets	U.F.	88,942	(147,872)
Short- and long-term deferred taxes	C.P.I.	2,862,075	3,057,773
Property, plant and equipment	C.P.I.	33,525,277	34,536,852
Investments in related companies	C.P.I.	177,873	181,800
Goodwill	C.P.I.	442,344	481,307
Long-term receivables	U.F.	(308,854)	(1,960,187)
Long-term receivables	C.P.I.	180,767	203,352
Other long-term assets	C.P.I.	669,052	1,036,030
Other long-term assets	U.F.	(99,973)	7,585
Expense accounts	C.P.I.	6,194,293	6,459,618

Total Credits		43,934,410	43,887,375

Liabilities – Shareholders’ Equity (Charges)/	Indexation	2006	2005
Credits		ThCh$	ThCh$

Short-term obligations	U.F.	(167,619)	(7,370,796)
Long-term obligations	C.P.I.	(28,507)	(12,674)
Long-term obligations	U.F.	(9,525,766)	(5,038,566)
Shareholders’ equity	C.P.I.	(21,869,983)	(21,895,213)
Revenue accounts	C.P.I.	(9,513,020)	(10,553,433)

Total Charges		(41,104,895)	(44,870,682)

Price-level restatement, net	2,829,515	(983,307)

24. Foreign Currency Translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges)/ Credits	Currency	2006	2005
		ThCh$	ThCh$

Inventory	US$	-	(530,625)
Other current assets	US$	3,995,160	6,104,610
Other current assets	EURO	1,571	(8,035)
Other current assets	BRAZILIAN REAL	138,666	(26,960)
Long-term receivables	US$	1,411,885	6,102,192
Other long-term assets	US$	(851)	6,490

Total Credits		5,546,431	11,647,672

Liabilities (Charges)/ Credits	Currency	2006	2005
		ThCh$	ThCh$

Short-term obligations	US$	(2,251,670)	(995,674)
Short-term obligations	EURO	947	230
Short-term obligations	BRAZILIAN REAL	82,030	17,817
Long-term obligations	US$	(3,059,391)	(9,240,660)

Total Charges		(5,228,084)	(10,218,287)

Foreign currency translation, net	318,347	1,429,385

25. Share and Debt Title Issuance and Placement Expense:

The detail of this item is as follows:

	Short-term		Long-term

	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	129,687	419,905	723,039	28,947
Discount on debt	232,295	56,694	1,181,554	193,067
Commercial paper issuance expense	17,155	225,895	-	-

Total	379,137	702,494	1,904,593	222,014

These items are classified under Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash Flows:

Financing and investing activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	- see Notes 15 and 16
Obligations with the public	- see Note 17

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	14,251,499
BCU	2009	1,939,814

c) Cash and cash equivalents:

	2006	2005
	ThCh$	ThCh$

Cash	10,260,452	8,984,683
Time deposits	9,339,772	3,209,393
Marketable securities (less than 90 days)	-	562,449
Other current assets	3,700,686	14,003,286

Total	23,300,910	26,759,811

27. Derivative Contracts:

         The detail of derivate contracts is as follows:

Type of Derivate	Type of Contract	Description of Contract						Value of Hedged Item ThCh$	Affected Accounts

		Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income

						Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrelized ThCh$

FR	CCPE	150,000,000	III Quarter 2008	Cross Currency Swap	C	Oblig.in US$	150,000,000	80,554,500	asset	80,606,134	3,080,908	1,644,339
									liability	(89,613,950)
FR	CCPE	200,000,000	II Quarter 2009	Cross Currency Swap	C	Oblig.in US$	200,000,000	107,406,000	asset	107,744,627	3,415,597	230,782
									liability	(119,895,643)
FR	CCPE	150,000,000	II Quarter 2011	Cross Currency Swap	C	Oblig.in US$	150,000,000	80,554,500	asset	80,759,993	1,022,493	(1,256,990)
									liability	(83,357,539)
FR	CI	26,400,000	III Quarter 2006	Exchange rate	V	Oblig.in US$	18,000,000	14,280,680	asset	14,280,680	98,006	-
									liability	(14,182,674)
FR	CCPE	10,198,454	IV Quarter 2006	Exchange rate	C	Oblig.in US$	10,198,454	5,476,876	asset	5,476,876	(2,986)	-
									liability	(5,465,841)
FR	CCPE	2,599,039	I Quarter 2007	Exchange rate	C	Oblig.in US$	2,599,039	1,395,762	asset	1,395,762	(7,883)	-
									liability	(1,403,644)
FR	CI	2,522,787	IV Quarter 2006	Exchange rate	C	Oblig.in US$	2,522,787	624,491	asset	624,491	46,258	-
									liability	(538,068)
FR	CI	391,416	I Quarter 2007	Exchange rate	C	Oblig.in US$	391,416	96,981	asset	96,891	8,508	-
									liability	(81,455)

Deferred income for exchange forward contracts									liabilities	-	317,621	-
Deferred costs for exchange insurance									asset	-	(206,190)	-
Exchange forward contracts expensed during the year ( net )											2,049,135	-

				TOTAL							9,821,467	618,131

Type of derivates :	FR: Forwad	Type of Contract:	CCPE: Hedge contract for existing transactions
	S : Swap		CI: Investment hedge contract
CCTE: Hedge contract for anticipated transactions

28. Contingencies and Restrictions:

a) Lawsuits:

(i) Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh$2,500,000, based on the differences that would arise from the lowering of access charge rates, due to Tariff Decree No. 187 of Telefónica Chile. The initial sentence accepted VTR’s claim and the compensation disputed by Telefónica Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees in some proceedings, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. Consequently, no provisions have been established in relation to the severance indemnities claimed.

(iii) Lawsuits against the Government:

• On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy,requesting correction of the errors and illegalities in Tariff Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004. Currently a decision is pending in this case.

28. Contingencies and Restrictions, continued:

(iii) Lawsuits against the Government, continued:

•Telefónica Chile and Telefónica Larga Distancia filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government forced both companies to pay to transfer their communications networks due to the construction of public works on concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445
b.- Telefónica Larga Distancia S.A.: Ch$ 2,865,208,840

The process is currently at the final sentencing stage.

(iv) Manquehue Net:

On June 24, 2003, Telefónica Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004, the arbiter called the parties together to pronounce a sentence.

On April 11, 2005, the Court notified the first instance sentence accepting the claim made by Telefónica Chile and ordering Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepted Manquehue Net’s claim and ordered Telefónica Chile to pay 47,600 UF.

Telefónica Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

(v) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The lawsuits have recently been notified.

28. Contingencies and Restrictions, continued:

(vi) Protection Motion:

On June 28, 2006, TV channels UCTV and TVN filed a protection motion against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television plans. On June 30, the First Court of Appeals declared the motion inadmissible, which was confirmed on July 4, when the appeals motion was rejected by the appellate court.

The complaint filed before the Supreme Court by the channels against the ministers integrating the Courtroom was declared inadmissible on July 13, 2006.

b) Other contingencies:

(i) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established, among others restrictions, the maximum debt that the Company may have.

The maximum debt ratio for these contracts is 1.60

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of September 30, 2006, the Company is in compliance with all the financial restrictions.

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2006 ThCh$	2005 ThCh$

Total current assets:		287,683,551	305,945,323
Cash	Non-indexed Ch$	5,920,363	5,555,720
	Dollars	4,292,718	3,379,141
	Euros	47,371	49,822
Time deposits	Indexed Ch$	302,776	295,307
	Non-indexed Ch$	4,811,035	2,914,086
	Dollars	4,225,961	-
Marketable securities	Indexed Ch$	1,939,814	-
	Dollars	14,251,499	42,891,665
Notes and accounts receivable (1)	Indexed Ch$	16,093	-
	Non-indexed Ch$	189,804,994	174,647,090
	Dollars	6,671,708	6,914,176
	Euros	20,428	-
Accounts receivable from related companies	Non-indexed Ch$	12,869,822	12,548,236
	Dollars	4,192,783	2,439,058
Other current assets (2)	Indexed Ch$	12,584,224	17,972,435
	Non-indexed Ch$	25,606,251	33,367,505
	Dollars	52,710	2,925,683
	Brazilian Real	73,001	45,399

Total property, plant and equipment :		1,245,035,575	1,354,673,582
Property, plant and equipment and accumulated	Indexed Ch$
depreciation		1,245,035,575	1,354,673,582

Total other long-term assets		90,643,081	95,428,628
Investment in related companies	Indexed Ch$	8,678,469	8,420,154
Investment in other companies	Indexed Ch$	4,195	4,195
Goodwill	Indexed Ch$	17,034,945	19,321,734
Other long-term assets (3)	Indexed Ch$	43,893,930	64,712,035
	Non-indexed Ch$	20,976,760	2,970,510
	Dollars	54,782	-

Total assets		1,623,362,207	1,756,047,533

Subtotal by currency	Indexed Ch$	1,329,490,021	1,465,399,442
	Non-indexed Ch$	259,989,225	232,003,147
	Dollars	33,742,161	58,549,723
	Euros	67,799	49,822
	Brazilian Real	73,001	45,399

(1) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Receivables, Intangibles, Accumulated Amortization and Other.

30. Local and Foreign Currency (continued):

A summary of the current liabilities in local and foreign currency is as follows:

Description	Currency	Up to 90 days				90 days up to 1 year

		2006		2005		2006		2005

		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	970,411	3.16	597,924	1.95	-	-	-	-
	Dollars	1,628,081	5.76	1,461,070	4.46	-	-	16,463,598	4.69

Obligations with the public (Commercial paper)	Non-indexed Ch$	11,876,498	5.76	12,427,874	3.72	-	-	23,295,064	4.92

Obligations with the public (Bonds payable)	Indexed Ch$	2,576,842	4.15	1,710,317	6.00	-	-	-	-
	Dollars	-	-	-	-		-	115,355,095	8.20

Long-term obligations maturing
within a year	Indexed Ch$	3,736	8.10	5,562	9.06	11,205	8.10	16,687	9.06

Accounts payable to related parties	Indexed Ch$	-	-	-	-	-	-	143,311	-
	Non-indexed Ch$	28,800,876	-	30,109,393	-	-	-	-	-
	Dollars	2,390,958	-	766,199	-	-	-	-	-

Other current liabilities	Indexed Ch$	234,130	-	-	-	-	-	163,600	-
	Non-indexed Ch$	126,114,845	-	130,390,838	-	3,344,382	-	5,573,921	-
	Dollars	13,615,092	-	3,682,306	-	9,250	-	-	-
	Euros	154,180	-	-	-	-	-	-	-
	Brazilian Real	6,805	-	-	-	-	-	-	-

TOTAL CURRENT LIABILITIES		188,372,454		181,151,475		3,364,837		160,991,276

Subtotal by currency	Indexed Ch$	3,785,119		2,313,803		11,205		323,598
	Non-indexed Ch$	166,792,219		172,928,105		3,344,382		28,868,985
	Dollars	17,634,131		5,909,567		9,250		131,798,693
	Euros	154,180		-		-		-
	Brazilian Real	6,805		-		-		-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

30. Local and Foreign Currency (continued):

A summary of the long-term liabilities in local and foreign currency for 2006 is as follows:

Description	Currency	1 to 3 years 2006		3 to 5 years 2006		5 to 10 years 2006		over 10 years

		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	65,416,088	3.16	-	-	-	-
	Dollars	187,960,500	5.74	80,554,500	5.80	-	-	-	-
Bonds payable	Indexed Ch$	2,490,383	6.00	2,490,383	6.00	62,052,003	4.15	-	-
Other long-term liabilities (5)	Indexed Ch$	39,957,008	-	14,105,646	-	22,701,482	-	31,505,479	-
	Non-indexed Ch$	1,029,283	-	382,163	-	955,407	-	7,027,897	-

TOTAL LONG-TERM LIABILITIES		231,437,174		162,948,780		85,708,892		38,533,376

Subtotal by currency	Indexed Ch$	42,447,391		82,012,117		84,753,485		31,505,479
	Non-indexed Ch$	1,029,283		382,163		955,407		7,027,897
	Dollars	187,960,500		80,554,500		-		-

A summary of the long-term liabilities in local and foreign currency for 2005 is as follows :

Description	Currency	1 to 3 years 2005		3 to 5 year 2005		5 to 10 years 2005		over 10 years

		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	65,317,143	1.95	-	-	-	-
	Dollars	65,854,392	4.69	192,075,312	4.22	-	-	-	-
Bonds payable	Indexed Ch$	2,624,759	6.00	2,624,760	6.00	7,874,287	6.00	-	-
	Dollars	-	-	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	12,647,538	-	8,142,796	-	20,365,784	-	19,983,712	-
	Non-indexed Ch$	10,175,903	-	495,508	-	9,619,440	-	38,110,857	-

TOTAL LONG-TERM LIABILITIES		91,302,592		268,655,519		37,859,511		58,094,569

Subtotal by currency	Indexed Ch$	15,272,297		76,084,699		28,240,071		19,983,712
	Non-indexed Ch$	10,175,903		495,508		9,619,440		38,110,857
	Dollars	65,854,392		192,075,312		-		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

31. Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2006 and 2005.

32. Subsequent Events:

On October 18, 2006, the Company informed the SVS of the acquisition of 44,173 shares of its subsidiary Telefónica Larga Distancia S.A., increasing its ownership interest to 99.25% .

On October 26, 2006, the Board of Directors of Telefónica Chile agreed to distribute an interim dividend, with a charge to net income obtained by the Company as of September 30, 2006, for a total of Ch$10,528,727,935, equivalent to Ch$11 per share. This dividend will be paid as of November 23, 2006.

Management is unaware of any other significant subsequent events that have occurred between October 1 and 26, 2006, and that may affect the Company’s financial position or the interpretation of these interim consolidated financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel, and because the nature of the Company’s operations does not directly or indirectly affect the environment, as of the closing date of these interim consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2006 ThCh$

Aug 03, 2006	BCO. CREDITO E INVERSIONES	USD	139,431	5.18	02-Oct-06	74,878	302	75,180
Aug 03, 2006	BCO. CREDITO E INVERSIONES	USD	148,522	5.18	02-Oct-06	79,761	333	80,094
Sep 05, 2006	BCO. CREDITO E INVERSIONES	UF	16,440	4.80	05-Dic-06	302,518	258	302,776
Sep 11, 2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	12-Mar-07	1,000,000	3,040	1,003,040
Sep 13, 2006	BCO. SANTANDER SANTIAGO		$1,800,000	5.82	12-Mar-07	1,800,000	4,947	1,804,947
Sep 26, 2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	12-Mar-07	1,000,000	640	1,000,640
Sep 27, 2006	BCO. SANTANDER SANTIAGO		$1,000,000	5.76	12-Mar-07	1,000,000	480	1,000,480
Sep 29, 2006	ABN AMRO BANK	USD	7,580	5.30	02-Oct-06	4,070,687	-	4,070,687
Sep 29, 2006	BCO. SANTANDER SANTIAGO		$1,928	-	31-Oct-06	1,928	-	1,928

	Total					9,329,772	10,000	9,339,772

35. Accounts Payable:

The detail of the accounts payable balance is as follows:

Description		2006 ThCh$	2005 ThCh$

Suppliers
Chilean		73,145,935	56,244,667
Foreign		4,036,718	4,983,110
Provision for work in progress		9,197,098	5,535,976

	Total	86,379,751	66,763,753

36. Other Accounts Payable:

The detail of other accounts payable is as follows:

Description		2006 ThCh$	2005 ThCh$

Exchange insurance contract payables		31,623	26,288,816
Billing on behalf of third parties		7,082,557	6,144,374
Accrued supports		2,548,917	1,265,787
Carrier service		10,564,331	6,694,956
Other		40,022	1,490,591

	Total	20,267,450	41,884,524

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 and 2005

2

Management’s Discussion and Analysis of the Consolidated Financial Statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1.	Highlights		3
2.	Volume Statistics, Statement of Income and Results by Business Area		5
3.	Analysis of Results for the Period
	3.1	Operating Income	7
	3.2	Non-operating Income	8
	3.3	Net Income	9
	3.4	Results by Business Area	10
4.	Statement of Cash Flows		11
5.	Financial Indicators		12
6.	Explanation of the Main Difference Between Market or Economic Value and Book Value of the Company’s Assets		13
7.	Analysis of Markets, Competition and Relative Market Share		14
8.	Analysis of Market Risk		16

3

Management's Discussion and Analysis of the Consolidated Financial Statements

1. HIGHLIGHTS

Collective Bargaining Processes

During the third quarter of 2006, the Company successfully completed the collective bargaining processes with seven existing union organizations, which altogether comprise 2,141 employees, representing 94% of union employees. The main issues incorporated in the collective agreements were related to remuneration variability, in accordance with the structure of compensation levels and as a function of the Company’s income, and annual readjustments of labor benefits and conditions. The average duration of these agreements is 48 months.

Decrease in Financial Debt

Telefónica Chile has continued to improve its level of indebtedness and financial ratios through a decrease in the debt level in 2006. As of September 30, 2006, the financial debt reached Ch$414,152 million, reflecting a 17.7% decrease with respect to the financial debt of Ch$502,943 million recorded as of September 30, 2005. The decrease in the indebtedness levels, together with the improved financing conditions and the drop in the value of the dollar, translated into a decrease of 34.4% in financial expenses as of September 30, 2006.

Dividends Policy

Telefónica Chile
On September 21, 2004, after taking into consideration the cash situation, levels of projected investment and solid financial indicators, the Company’s Board of Directors modified the dividend distribution policy, from 30% to 100% of net income generated during the respective year. These dividends will be paid through an interim dividend in November of each year and a final dividend in May of the following year. The dividend policy for 2006 was informed at the Shareholders’ Meeting of April 20, 2006.

Telefónica Larga Distancia
On September 23, 2006, the Board of Directors of Telefónica de Larga Distancia agreed to modify the dividend policy and established its intention to distribute 30% of net income generated during the respective year, through a final dividend in May of each year, which will be proposed at the Ordinary Shareholders’ Meeting.

Capital Decrease

On May 25, 2006, the Board of Directors of Telefónica Chile agreed to pay to the shareholders the capital decrease of Ch$40,200,513,570 (historical) (Ch$42.00 per share) beginning on June 15, 2006, as approved at the extraordinary shareholders’ meeting held on April 20, 2006

4

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefónica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile.

Telefónica Multimedia began commercialization of the satellite television service. In turn, Telefónica Chile began commercializing a bundled service which includes voice, pay television and broadband.

Modifications of the Regulatory Framework: Extension of the Length of Public Telephone Services Subscriber Number

By means of Resolution No. 1120 of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code with the number 09, and by means of Exempt Resolution No. 27 of 2006, August 19, 2006 was established as the date on which the new virtual mobile area code will begin operating.

Telefónica Chile is performing the network and systems modifications needed to enable the new regulatory requirements related to telephone numbers, which are operating normally.

Setting Post Support Tariffs

Telefónica Chile, together with other telecommunications companies, expressed dissent before the Panel of Experts of the Electric Law, regarding service tariffs corresponding to post supports, and proposed an annual tariff for each post support of approximately 0.02 UF. Likewise, the distribution companies also expressed their dissent before the Panel of Experts with respect to the post support tariffs, and proposed an annual tariff of between 0.4 UF and 0.5 UF per support.

5

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND RESULTS BY BUSINESS AREA

TABLE No. 1
VOLUME STATISTICS

	SEPTEMBER	SEPTEMBER	VARIATION
DESCRIPTION	2005	2006	Q	%

Lines in Service (end of period)	2,475,007	2,235,686	-239,321	-9.7%
Normal	1,510,732	969,425	-541,307	-35.8%
Plans	416,616	901,579	484,963	116.4%
Prepaid	547,659	364,682	-182,977	-33.4%
Broadband	268,344	464,764	196,420	73.2%
DLD Traffic (thousands) Total minutes (188+120)	457,967	411,437	-46,530	-10.2%
ILD Traffic (thousands) Outgoing minutes (188+120)	49,284	50,393	1,109	2.3%
IP Dedicated	10,591	11,786	1,195	11.3%
Digital Television	n.d.	52,380	n.d.	n.d.

6

TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30,2006 AND 2005
(Figures in millions of pesos as of 09.30.06)

DESCRIPTION	JAN–SEP	JAN–DEC	JAN-SEP	VARIATION (2006/2005)
	2005	2005	2006	ThCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	341,658	452,513	333,090	(8,568)	-2.5%
Basic Telephony	230,236	301,641	202,896	(27,340)	-11.9%
Fixed Charge	99,330	126,627	65,561	(33,769)	-34.0%
Variable Charge	76,862	99,331	55,377	(21,485)	-28.0%
Connections and Other Installations	2,398	3,362	1,092	(1,306)	-54.5%
Flexible Plans (Minutes)	31,688	46,870	63,818	32,130	101.4%
Value Added Services	15,471	19,962	11,944	(3,527)	-22.8%
Other Basic Telephony Services	4,487	5,489	5,104	617	13.8%
Broadband and Broadband Plus Voice	31,292	43,974	45,154	13,862	44.3%
Access Charges and Interconnections (1)	33,110	45,104	38,761	5,651	17.1%
Domestic Long Distance (DLD)	8,204	10,603	6,487	(1,717)	-20.9%
International Long Distance (ILD)	2,000	2,430	1,237	(763)	-38.2%
Other Interconnection Services	22,906	32,071	31,037	8,131	35.5%
Other Fixed Telephony Services	47,020	61,794	46,279	(741)	-1.6%
Advertising in Telephone Directories	4,501	5,503	3,760	(741)	-16.5%
ISP (Switchboard and Dedicated)	2,001	2,594	1,679	(322)	-16.1%
Telemergencia (Security Services)	6,067	8,283	6,691	624	10.3%
Public Phones	7,845	10,064	7,697	(148)	-1.9%
Interior Installation and Equipment Rental	23,544	31,454	23,396	(148)	-0.6%
Equipment Commercialization	3,062	3,896	2,235	(827)	-27.0%
Other	-	-	821	821	n.a.
LONG DISTANCE	45,113	59,422	44,070	(1,043)	-2.3%
Long Distance	18,401	23,850	16,620	(1,781)	-9.7%
International Service	15,086	19,951	16,793	1,707	11.3%
Network Capacity and Circuit Rentals	11,626	15,621	10,657	(969)	-8.3%
CORPORATE COMMUNICATIONS	58,189	80,169	56,378	(1,811)	-3.1%
Terminal Equipment	9,799	13,712	8,487	(1,312)	-13.4%
Complementary Services	11,214	15,033	10,412	(802)	-7.2%
Data Services	21,939	28,822	19,794	(2,145)	-9.8%
Dedicated Links and Others	15,237	22,602	17,685	2,448	16.1%
OTHER BUSINESSES (2)	2,212	3,124	2,048	(164)	-7.4%

TOTAL OPERATING REVENUES	447,172	595,228	435,586	(11,586)	-2.6%

Salaries	(61,270)	(81,055)	(51,991)	9,279	-15.1%
Depreciation	(151,207)	(201,571)	(156,963)	(5,756)	3.8%
Other Operating Costs	(166,102)	(223,328)	(165,109)	993	-0.6%

TOTAL OPERATING COSTS	(378,579)	(505,954)	(374,063)	4,516	-1.2%

OPERATING INCOME	68,593	89,274	61,523	(7,070)	-10.3%

Interest Income	6,457	8,184	3,474	(2,983)	-46.2%
Other Non-operating Income	2,280	3,183	1,287	(993)	-43.6%
Income from Investment in Related Companies (3)	1,158	1,722	1,350	192	16.6%
Interest Expenses	(23,393)	(30,239)	(15,352)	8,041	-34.4%
Amortization of Goodwill	(1,214)	(1,623)	(1,859)	(645)	53.1%
Other Non-operating Expenses	(6,239)	(13,404)	(12,182)	(5,943)	95.3%
Price-level restatement	447	2974	3,148	2,701	n.a.

NON-OPERATING INCOME	(50,204)	(29,203)	(20,134)	370	-1.8%

INCOME BEFORE INCOME TAX	48,089	60,071	41,389	(6,700)	-13.9%

Income taxes	(25,626)	(34,227)	(21,897)	3,729	-14.6%
Minority Interest	69	(31)	256	187	n.a.

NET INCOME (4)	22,532	25,813	19,748	(2,784)	-12.4%

(1)	Due to accounting consolidation does not include access charges of Telefónica Larga Distancia.
(2)	Includes revenues from T-gestiona, Telepeajes and Fundación.
(3)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(4)	For comparison purposes, certain reclassifications have been made to the 2005 statements of income.

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3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of September 30, 2006, operating income amounted to Ch$ 61,523 million, which represents a 10.3% decrease with respect to the previous year.

Operating Income

Operating income for the period amounted to Ch$435,586 million, or a decrease of 2.6% in relation to operating income for the same period in 2005 of Ch$447,172 million. This variation was mainly the result of the decrease in revenues from basic and long distance telephone service due to less traffic recorded in the period.

Fixed Telephony Revenues: Fixed telephony revenues decreased 2.5% with respect to the previous period, mainly due to a drop of 11.9% in basic telephony revenues, which resulted from a 28.0% decrease in variable charge revenues. This decrease shows the effect of lower revenues derived from the downturn in traffic per line and migration of customers to flexible plans. Similarly, fixed charge revenues from the fixed monthly network connection charge dropped 34.0% . This change is mainly explained by the incorporation of customers to flexible plans, which grew by 101.4% with respect to the previous year. Consequently, the incorporation of customers to flexible plans contributed positively to income, growing Ch$ 32,130 million with respect to the previous year. Revenues from connections and other installations are 54.5% below the previous year’s level, whereas value-added service revenues decreased by 22.8%, mainly due to the drop in average lines in use. Other basic telephony revenues increased 13.8% .

Revenues from broadband services have shown sustained growth, reaching Ch$ 45,154 million, or 44.3% growth, in 2006, as compared to reached Ch$ 31,292 million in 2005.

Access charges and interconnections increased by 17.1%, mainly due to the 35.5% increase in other interconnection services, where there were particularly noteworthy increases in media rental services, carrier information and connection services, and unbundling services. On the other hand, there was a 38.2% drop in revenues from international long distance access charges and a 20.9% drop in domestic long distance.

Revenues from other fixed telephony businesses decreased 3.1%, equivalent to Ch$ 741 million. This change is primarily explained by the decreases in revenues of Ch$827 million from commercialization of equipment; Ch$ 480 million from public telephones; Ch$ 741 million from

8

telephone book advertising; and Ch$322 million from switchboard and dedicated ISP. The drop was offset by an increase of Ch$ 624 million in Telemergencia’s revenues, with respect to 2005. In addition, others includes income obtained from commercialization of DTH television service in the amount of Ch$ 821 million.

Long Distance: Revenues from long distance services decreased by 2.3% in comparison to 2005, due to a decrease of 9.7% in DLD and a decrease of 8.3% in Network Capacity and Circuit Rentals. However, the decline was offset by an 11.3% increase in ILD income from international services income, due to correspondent charges recorded during the third quarter of 2005.

Corporate Communications: Revenue from corporate communications decreased 3.1% with respect to the previous year, due to decreases in all lines of business: 9.8% in data services, 13.4% in sales of terminal equipment, and 7.2% in complementary services. This was partly offset by a 16.1% increase in revenues from circuits and others.

Other Businesses: Revenue from other businesses decreased 4%, mainly because of lower revenues from the subsidiary Telepeajes (automatic toll services).

Operating Costs

Operating costs for the period amounted to Ch$ 374,063 million, decreasing by 1.2% in relation to 2005, when they amounted to Ch$ 378,579 million. This change is mainly explained by a Ch$9,297 million decrease in remunerations as a product of the restructuring performed at the beginning of 2006. Furthermore, there was a 0.5% drop in other operating costs, which was offset by an increase in depreciation costs.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended on September 30, 2006 shows a deficit of Ch$ 20,134 million, whereas in the previous period it was Ch$ 20,504 million, which implied a 1.8% drop in the deficit. Where:

Financial income decreased 46.2%, mainly because in 2005 the greater volume of funds in the 2005 period was temporarily allocated to financial investments.

9

Other non-operating income amounted to Ch$1,287 million, which is lower than the Ch$2,280 million in 2005. This difference is mainly because of lower income obtained on the sale of recovered material, as well as the effect of the sale of Intelsat shares on 2005 net income.

Financial expenses decreased by 34.4% in 2006, as a product of lower interest-bearing debt.

Amortization of goodwill increased Ch$645 million in relation to 2005, mainly because of the full amortization of the goodwill of Tecnonaútica, due to the restructuring of the Telefonica Chile group.

Other non-operating expenses amounted to Ch$12,182 million, a Ch$6,239 million increase with respect to 2005. This increase is explained by the costs incurred in the personnel restructuring that took place at the beginning of 2006.

The Company recorded positive net price-level restatement in 2006 in the amount of Ch$3,148 million, mainly due to the variations in the CPI, UF and exchange rate. It should be noted that the Company’s hedging activities covered 100% of exchange rate fluctuations and 84% of interest rate fluctuations. As a result of the Chilean peso-U.S. dollar exchange rate hedges, the effect of exchange rate variation in 2005 and 2006 was neutral.

3.3 NET INCOME FOR THE PERIOD

The Company recorded net income of Ch$19,748 million for the 2006 period, compared to Ch$22,532 million in 2005. The lower income obtained in 2006 is explained by a 10.3% decrease in operating income, which was partially offset by a 1.8% decrease in the non-operating deficit, and by the drop in income taxes.

No . TABLE 3
REVENUES AND COSTS BY BUSINESS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006
(Figures in millions of pesos as of 09.30.06)

	Fixed Telecommunications			Corporate Communications			Long Distance			Other

	Jan-Sep 2005	Jan-Dec 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Sep 2006	Jan-Sep 2005	Jan-Dec 2005	Jan-Sep 2006

Operating Revenues	376,365	513,727	368,407	66,184	90,181	64,951	61,267	81,067	63,105	13,277	18,226	9,789
Revenues	341,658	452,513	333,090	58,199	80,169	56,378	45,113	59,421	44,070	2,212	3,125	2,048
Intercompany Transfers	34,707	61,214	35,317	7,995	10,012	8,573	16,154	21,646	19,035	11,065	15,101	7,741

Operating Expenses	(326,125)	(449,994)	(335,584)	(55,572)	(75,313)	(51,869)	(56,798)	(74,990)	(48,433)	(12,650)	(17,393)	(10,542)
Payroll	(46,405)	(61,170)	(39,609)	(8,113)	(10,839)	(7,807)	(1,984)	(2,686)	(1,383)	(4,768)	(6,360)	(3,192)
Depreciation	(135,008)	(180,571)	(139,983)	(7,533)	(9,934)	(8,784)	(8,529)	(10,890)	(8,191)	(137)	(176)	(5)
Goods and Services	(110,916)	(148,018)	(120,641)	(13,608)	(20,063)	(12,075)	(34,863)	(45,876)	(26,657)	(6,715)	(9,371)	(5,736)
Intercom pany Transfers	(33,796)	(60,235)	(35,351)	(26,318)	(34,477)	(23,203)	(11,422)	(15,538)	(12,202)	(1,030)	(1,486)	(1,609)

Operating Income	50,240	63,733	32,823	10,612	14,868	13,082	4,469	6,077	14,672	627	833	(753)

Non-operating Income
and Expenses
Financial Expenses	(23,337)	(30,221)	(15,288)	2	(7)	(27)	(4)	(4)	(38)	(6)	(6)	0
Other Income and
Expenses	4,793	4,228	5,404	(1,045)	(1,261)	(484)	(826)	(1,784)	67	(81)	(147)	(434)
Restructuring Cost	0	0	(8,115)	0	0	(393)	0	0	(489)	0	0	(337)
Intercompany Transfers	1,745	1,644	(191)	558	875	621	270	1,143	817	72	101	451

Non-operating Income	(16,799)	(24,349)	(18,190)	(485)	(393)	(283)	(560)	(645)	357	(15)	(52)	(320)

EBITDA (*) and extraordinary items	191,786	250,176	178,019	17,658	24,416	22,003	12,442	16,326	23,747	755	963	(731)

Taxes and Others	(19,966)	(27,117)	(15,618)	(2,445)	(3,428)	(2,886)	(3,202)	(3,781)	(3,091)	56	68	(46)

Income After Taxes	13,475	12,267	(985)	7,682	11,047	9,913	707	1,651	11,938	668	849	(1,119)

(*) EBITDA: Earnings before interest, taxes, depreciation and amortization.
(**)This due to lower operating income, generated by a decrease in operating income and an increase in operating costs. Added to this is the greater non-operating deficit, mainly due to recording the cost of the restructuring performed in the first quarter of 2006.

3.4 RESULTS BY BUSINESS AREA

1. Fixed Telecommunications Business: For the fixed telecommunications business, the Company recorded a net loss of Ch$985 million for the nine-months ended September 30, 2006, which is comparatively lower than the net income of Ch$ 13,475 million recorded for the same period in 2005. The difference is explained in part by lower operating income, which results from lower operating revenues and higher operating costs, and in part by higher non-operating losses, mainly due to the restructuring cost incurred during the first quarter of 2006.

2. Corporate Communications Business: The corporate communications business contributed net income of Ch$9,913 million, a 29.0% increase in relation to 2005, when net income was Ch$7,682 million. The increase is mainly explained by higher operating income, due to the decrease in payroll costs, as well as smaller non-operating losses.

3. Long Distance Business: The Company recorded net income of Ch$11,939 million for the long distance business for the nine months ended September 30, 2006. This figure exceeds 2005 net income of Ch$707 million, as a result of improvements in both operating income and non-operating income, owing to the changes in international businesses, which required the recognition of extraordinary charges during the third quarter of 2005.

4. Other Businesses Other businesses mainly include the services of Telefónica Multimedia, Telepeajes, T-gestiona, Fundación and Tecnonautica (corresponding to 2005). These businesses altogether generated a net loss of Ch$1,119 million in 2006, whereas during the same period the previous year they generated net income of Ch$668 million. The difference is primarily the result of lower income obtained by Fundación and Telepeajes

4. STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of September 30, 2006)

DESCRIPTION	JAN-SEP	JAN-SEP	VARIATION
	2005	2006	ThCh$	%

Cash and cash equivalents at beginning of period	166,869	97,643	-69,226	-41.5%
Net cash from operating activities	161,236	145,799	-15,437	-9.6%
Net cash from financing activities	(221,343)	(158,353)	62,990	-28.5%
Net cash from investing activities	(78,728)	(60,763)	17,965	-22.8%
Effect of inflation on cash and cash equivalents	(1,274)	(1,025)	249	-19.5%
Cash and cash equivalents at end of period	26,760	23,301	-3,459	-12.9%
Net change in cash and cash equivalents for the year	(140,109)	(74,342)	65,767	-46.9%

The net negative variation in cash and cash equivalents of Ch$74,324 million in cash flows for the 2006 period, compared to the negative variation of Ch$140,109 million in 2005, is because of a decrease in cash flows from financing activities in 2006. The decrease is mainly caused by a lower distribution of dividends. In addition, lower cash flows were allocated to investing activities, as there was less investment in short-term instruments. These effects were offset by the decrease in cash flows provided by operating activities.

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5.  FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-SEP		JAN-DEC		JAN-SEP
	2005		2005		2006

LIQUIDITY RATIOS
Current Ratio
(Current Assets / Current Liabilities)		0.89		0.97		1.50

Acid Ratio
(Most liquid assets / Current Liabilities)		0.16		0.33		0.19

DEBT RATIOS
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)		0.83		0.84		0.78

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)		0.57		0.58		0.73

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)		2.78		2.72		3.47

RETURN AND EARNINGS PER SHARE RATIOS
Operating Margin
(Operating Income / Operating Revenues)		15.30%		15.0%		14.12%

Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1) )		4.70%		6.2%		4.62%

Earnings per Share
(Net Income / Average number of paid shares each year)		Ch$22.70		Ch$26.31		Ch$20.69

Return on Equity
(Income / Average shareholders’ equity)		2.25%		2.60%		2.13%

Profitability of Assets
(Income/Average assets)		1.20%		1.38%		1.17%

Operating Assets
(Net income / Average operating assets (2) )		1.60%		1.85%		4.77%

Return on Dividends
(Paid dividends / Market Price per Share)		7.1%		10.8%		2.8%

ACTIVITY INDICATORS
Total Assets	MCh$	1,756,048	MCh$	1,751,520	MCh$	1,623,207
Sale of Assets	MCh$	813	MCh$	1,351	MCh$	823
Investments in other companies and property, plant and	MCh$	48,432	MCh$	78,312	MCh$	73,224
equipment

Inventory Turnover
(Cost of Sales / Average Inventory)		2.38		2.78		2.54

Days in Inventory
(Average Inventory / Cost of sales times 360 days)		151.2		129.6		141.54

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets

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The key points from the table above are the following:

The current ratio increase is the result of a 6.0% drop in current assets and a 44.0% drop in current liabilities. The change in current liabilities is explained by a decrease in financial debt in comparison to September of the previous year.

The decrease in the leverage ratio is explained by a 11.0% drop in total liabilities as well as a 4.6% decrease in shareholders’ equity, which was the result of both the distribution of retained earnings through the payment of dividends and the capital decrease.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

15

7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE MARKET SHARE

Relevant Industry Information

During the first nine months of 2006, the sector has begun to develop the concept of convergence of services and hybrid wireless solutions.

The most relevant event is the launching of Telefónica Chile’s Satellite Digital TV during the second quarter of 2006. The launch of this new product was followed by rapid growth in bundled offers of voice, broadband and pay TV services. Other fixed telephony operators have replicated this offer through alliances with satellite operators.

Wireless technology continues its development through deployment of Telefónica Chile’s WiFi solutions, the launching of Telsur’s PHS (Personal Handy System), and the recent entrance of Transam to local telephony through the GSM standard. In turn, Entel announced the completion of the upgrade of its WLL network to Wimax.

The mobile sector continues to be highly dynamic. This year has been marked by the massive migration of Telefónica Móviles and América Móviles to the GSM standard. América Móviles changed its local brand from Smartcom to Claro toward the end of July 2006. At the same time there is great interest, mainly from retail chains, in entering the sector as virtual mobile operators (VMO).

Market Evolution

Estimates indicate that as of September 2006 the fixed-line market had approximately 3.3 million lines, a drop of 3.9% with respect to September 2005. Within fixed voice consumption, there were decreases of 4.3% in local consumption, 12.9% in DLD and 13.5% in ILD with respect to the same period the previous year.

According to estimates, as of September 2006 the mobile telephone market had a total of 12.4 million subscribers, which represents growth of 14% in comparison to September 2005.

The Internet market continues with the migration from switchboard access to broadband, resulting in a 52% decrease in switchboard market access, with an estimated total of 2.18 billion annual minutes, and a 51% increase in the Broadband market, with 975,000 accesses, 58% of which use ADSL technology.

16

Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets where it participates:

			Telefónica
Business	Market Share	Market Penetration	Chile’s Position
			in the Market

Fixed Telephony	68%	20.0 lines / 100	1
		inhabitants

	47%	74 minutes /	1
Domestic Long Distance		inhabitant per year

International Long Distance	38%	11 minutes /	2
		inhabitant per year

Corporate Communications	43%	n.d.	1

Broadband	48%	903,540 Connections	1

Security Services	28%	197,551 Connections	2

Pay TV	5%	953,500 Customers	-

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8. ANALYSIS OF MARKET RISK

Financial Risk Coverage

Due to the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of September 30, 2006, the interest-bearing debt in original currency expressed in dollars was US$ 774 million, including US$ 500 million in financial liabilities in dollars, US$ 251 million of debt expressed in UF and US$ 22 million of debt in Chilean pesos. In this manner Ch$ 268,515 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the third quarter 2006, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of September 30, 2006, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of September 30, 2006, the use of these swaps has allowed the Company to limit its exposure to 16% of the total interest-bearing debt in Chilean pesos.

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Industry Risks

Voissnet Makes an Accusation Before the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”) and Files Suit Before the Antitrust Commission, both against Telefónica Chile

On January 20, 2005, Telefónica Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in Voissnet’s opinion attempted to violate free competition and to impede the development and growth of Internet technology, and in particular broadband telephony and access to broadband, since they prohibit carrying voice using the Internet broadband access provided by Telefónica Chile. Voissnet’s intention is for the TDLC to force Telefónica Chile to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica Chile.

Telefónica Chile rejected each and every part of the accusations made by Voissnet, providing market, legal and regulatory information regarding the development of the broadband market in Chile. Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the countersuit presented by Telefónica Chile, questioning the contractual restrictions imposed by Telefónica Chile.

In June 2006, the evidentiary hearings concluded. The Antitrust Commission set the date to hear the allegations of the parties. On August 9, 2006, the allegations of the parties were heard.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office and fined Telefónica Chile 1,500 UTA (Annual Tax Units).

The Company is analyzing both the verdict and the actions to be followed in this respect, and it faces a deadline of ten business days to file a complaint before the Supreme Court.

Public Tender to Grant Wireless Local Public Telephone Concessions on the 3,400 – 3,600 MHz Frequency Band

On September 15, 2005, the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band delivered their proposals.

The companies participating in the tender were Telefónica Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

Telefónica Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. Additionally on December 27, 2005 Telefónica Chile filed a public law motion to vacate before the 2nd Civil Court of Santiago against the Ministry of Transportation and Telecommunications and Subtel, requesting that the recognition of the preferential right of Telmex Servicios Empresariales S.A. be declared null. The Court accepted the mentioned complaint for processing. On February 1, 2006, Telefónica Chile presented a complaint

19

before the General Controllership of the Republic, claiming that the provisions for the Bases of the Public Tender to grant concessions are illegal.

Regarding the projects corresponding to Regions XI and XII, the Ministry of Transportation and Telecommunications communicated that by means of Resolutions No. 64 and No. 65, both of January 20, 2006, it assigned the regional concessions to provide wireless local telephone services in Regions XI and XII to Telefónica Chile, since it was the only bidder.

Implementation of SAP System

As part of its ongoing efforts to improve customer service, Telefónica Chile has decided to implement a world class ERP application. Implementation of this system, which will contribute to better performance and generate operating cost efficiencies, was completed in August 2006.

This implementation includes the financial-economic and logistical processes of companies that form part of the Telefónica Chile Group. The SAP system is currently in its stabilization phase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer